                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                   For the month of May, 1999


             NORDIC AMERICAN TANKER SHIPPING LIMITED
         (Translation of registrant's name into English)

                           Cedar House
                         41 Cedar Avenue
                          Hamilton HMEX
                             Bermuda
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Set forth herein is a copy of the press release of Nordic American Tanker Shipping Limited (the "Company") issued on May 21, 1999 relating to the expected increase in its minimum dividend.

FOR IMMEDIATE RELEASE

May 21, 1999

NORDIC AMERICAN TANKER SHIPPING LTD (NATS)

MINIMUM DIVIDEND EXPECTED TO INCREASE FROM $1.29 TO $1.35 PER YEAR
PER SHARE

NATS (the "Company") owns 3 modern double hull 150,000 dwt suezmax tankers. The vessels are on contracts to BP Shipping up to September 2004. Each contract is subject to extension at the option of charterer for up to 7 successive one year periods. During the term of each charter, the charterer is obligated to pay the base rate of $22,000 per day (T/C equivalent) or the market rate for similar tankers, if the market rate is above the minimum of $22,000 per day.

On November 30, 1998 the Companys shareholders approved an amendment of the Companys bye-laws to allow the Company to incur debt of $30.0 mill in order to repurchase part of its common shares.

On December 28, 1998 the Company completed a Dutch Auction. Pursuant to the Dutch Auction the Company purchased 2,107,244 of its outstanding common shares. The repurchase price per common share was $12.5. Based on the number of repurchased common shares and the minimum rate from the charters, the minimum dividend per share increased from $1.20 to $1.29 per common share per year.

After repurchasing the 2,107,244 common shares and paying related expenses, the Company has remaining on hand approximately $2.9 mill.

On May 12, 1999 the shareholders General Meeting amended the bye-laws of the Company to allow the Directors of the Company to increase the normal quarterly dividend paid to shareholders by use of the remaining funds. Based on unused borrowings of $2.9 mill and 9,706,606 outstanding common shares the Board of Directors estimates that the Company will increase its regular quarterly dividend by $0.015 for the next 5.5 years. Minimum dividend will thus increase from $1.29 to $1.35 per common share per year.

Ugland Nordic Shipping ASA, the Manager of the Company, owns
2,043,771 common shares, constituting approx. 21.06% of the Company.

                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



             NORDIC AMERICAN TANKER SHIPPING LIMITED
                          (registrant)




Dated:  May 26, 1999                  By:  /s/Herbjorn Hansson
                                           ___________________
                                           Herbjorn Hansson
                                           President and Chief
                                           Executive Officer

































                                4
01318002.AW5